As filed with the Securities and Exchange Commission on September 8, 2003

                                            Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                     FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
                            ---------------------
A.    Exact Name of Trust:
                              NATIONAL EQUITY TRUST(R)
                          S&P 500 Strategy Trust Series 21

B.    Name of depositor:
                       PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

C.    Complete address of depositor's principal executive office:
                               100 Mulberry Street
                              Gateway Center Three
                            Newark, New Jersey 07102

D.    Name and complete address of agent for service:
                                                            Copy to:
             SCOTT WALLNER, ESQ.                      KENNETH W. ORCE, ESQ.
      PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC  CAHILL GORDON & REINDEL LLP
              100 Mulberry Street                         80 Pine Street
               Gateway Center Three                   New York, New York 10005
             Newark, New Jersey 07102

E.    Title and amount of securities being registered:

                        An indefinite number of Units of
           NATIONAL EQUITY TRUST(R), S&P 500 Strategy Trust Series 21
                  Pursuant to Rule 24f-2 promulgated under the
                    Investment Company Act of 1940 as amended

F. Proposed maximum aggregate offering price to the public of the securities being registered:
                                 Indefinite

G.    Amount of filing fee:
                                  N/A

H.    Approximate date of proposed sale to public:
      As soon as practicable after the effective date of the registration statement.
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     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to Completion, Dated September 8, 2003


                              NATIONAL EQUITY TRUST(R)
                        S&P 500 Strategy Trust Series 21


                                     [LOGO]


     The attached final prospectus for a prior Series of National Equity Trust is hereby used as a preliminary prospectus for S&P 500 Strategy Trust Series 21 ..The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final
prospectus  since  each  Series  has  a  unique  Portfolio.   Accordingly,   the
information contained herein with regard to the previous Series should be considered as being presented for informational purposes only. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of effectiveness of the registration statement relating to Units of this Series.


     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              NATIONAL EQUITY TRUST
                        S&P 500 Strategy Trust Series 20


     The prospectus dated April 3, 2003, File No. 333-103892 is hereby incorporated by reference.

         PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

Contents of Registration Statement

            This Registration Statement on Form S-6 comprises the following papers and documents:

            The Prospectus.

            Signatures.

     Listed below is the name and registration number of a previous series of National Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for National Equity Trust, S&P 500 Strategy Trust Series 21. This prior final prospectus is incorporated herein by reference.

      National Equity Trust,
      S&P 500 Strategy Trust Series 20
      (Registration No. 333-103892)


            Written consents of the following persons:

                  Cahill Gordon & Reindel LLP (included in Exhibit 5).

              (2) PricewaterhouseCoopers LLP

            The following Exhibits:

      (4) Ex-3.(i)      -     Limited Liability Agreement for Prudential
                               Investment Management Services LLC dated October 9, 1996, amended October 17, 1996.

      (4) Ex-3.(ii)     -     By-Laws of Prudential Investment Management
                                Services LLC.

      (3)   Ex-4.a      -     Trust Indenture and Agreement and Distribution
                               Agency Agreement, dated February 2, 2000.

      (1)   Ex-4.b      -     Draft of Reference Trust Agreement.

      (2)   Ex-5        -     Opinion of counsel as to the legality of the
                                securities being registered.

      (5)   Ex-24       -     Powers of Attorney.

      (4)   Ex-99.1     -     Information as to Officers of Prudential
                                Investment Management Services LLC is
                                incorporated by reference to Form N-8B-2 filed pursuant to Section 8(b) of the Investment Company Act of 1940 (1940 Act File No. 811-
                                5046).

      (4)   Ex-99.2     -     Affiliations of Sponsor with other investment
                                   companies.

      (4)   Ex-99.A(11) -     Code of Ethics

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(1)  Filed herewith.

(2)  To be filed by amendment.

(3) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, OTC Growth Trust Series 5, Registration No. 333-94591 (filed February 4, 2000).

(4) Incorporated by reference to exhibits filed with the Securities and Exchange Commission as an exhibit to Form N-8B-2 under the Securities Act of 1940 of Prudential Unit Trusts (Prudential Equity Trust Series 1 and any other series of Prudential Unit Trusts) and any series of National Equity Trust, File No. 811-5046 (filed June 29, 2001).

(5) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Short-Term Low Five Covered Write Option Trust Series 5, Registration No. 333-98329 (filed August 19, 2002) and National Equity Trust, S&P 500 Strategy Trust Series 19, Registration No. 333-101790 (filed January 3,
     2003).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, S&P 500 Strategy Trust Series 21, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 8th day of September, 2003.

                              NATIONAL EQUITY TRUST
                        S&P 500 Strategy Trust Series 21
                                  (Registrant)


                      By PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
                                   (Sponsor/Depositor)


               /s/ Richard R. Hoffmann
                   Richard R. Hoffmann              Vice President and
                                                     Attorney-in-Fact

               /s/ _________*__________
                   Robert F. Gunia                  President

               /s/ _________*__________
                   Michael J. McQuade               Chief Financial Officer,
                                                     Comptroller


                      By PIFM HOLDCO, INC.
                             (Manager of Prudential Investment Management
                              Services LLC)



                     By: /s/ Richard R. Hoffmann
                             Richard R. Hoffmann
                             Authorized signatory for PIFM Holdco, Inc.

___________________
* By Richard R. Hoffmann pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL


     The consent of Cahill Gordon & Reindel LLP to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 5 to this Registration Statement.

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                         CONSENT OF INDEPENDENT AUDITORS


                          [to be filed by Amendment]